Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
January 12, 2009
Mr. Sonny Oh
Securities and Exchange Commission
Office of Investment Management – Division of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re:	Van Kampen Life Investment Trust
Preliminary Proxy Statement
Dear Mr. Oh:
     Thank you for your telephonic comments regarding the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) of Van Kampen Life Investment Trust (the “Trust”), on behalf of its series, Enterprise Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2008 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Commission promulgated thereunder (the “General Rules and Regulations”). On behalf of the Portfolio, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes were necessary in response to your comments, they are reflected in the Trust’s Definitive Proxy Statement (the “Definitive Proxy Statement”), which will be filed pursuant to Section 14(a) and the General Rules and Regulations on our about January 12, 2008.

Comment 1	Please reconcile the following sections to provide for consistent disclosure throughout: (i) the third answer under “Questions & Answers,” (ii) the heading “Consequences to Shareholders” under “Summary” and (iii) “Description of the Liquidation Plan and Related Transactions.”

Response 1	The Portfolio has revised disclosure in the third answer under “Questions & Answers” and has added corresponding disclosure to “Consequences to Shareholders” under “Summary” and has added a new subsection entitled “Consequences to Shareholders” following “Description of the Liquidation Plan and Related Transactions.”

Comment 2	In the third answer under “Questions & Answers,” provide additional disclosure regarding contract owners’ options before and after the liquidation of the Portfolio.

Response 2	The Portfolio has added the requested disclosure.

Comment 3	In the sixth answer under “Questions & Answers” and the Notice of Special Meeting of Shareholders, add disclosure that a shareholder’s vote is revocable.

Response 3	The Portfolio has added the requested disclosure.

Comment 4(a)	Under “Reasons for the Liquidation and Dissolution” please clarify disclosure to explain what is meant by “repositioning efforts that would potentially be necessary to transition the Portfolio management team” and why this supports the determination to liquidate the portfolio.

Response 4(a)	The Portfolio has revised disclosure as requested.

Comment 4(b)	Disclose the factors considered by the Board of Trustees and what conclusion was made by the Board of Trustees with respect to each such factor. Also disclose what alternatives to the liquidation were considered by the Board of Trustees and the conclusions made by the Board of Trustees with respect to each such alternative.

Response 4(b)	The Portfolio has added the requested disclosure.

Comment 5(a)	Under “Description of the Liquidation Plan and Related Transactions,” disclose whether transfers by shareholders to alternative investments in connection with the liquidation will be subject to transfer restrictions under their insurance contract.

Response 5(a)	Whether transfers in connection with the liquidation will count toward limitations on the number of transfers or be subject to other restrictions on transfers will depend on the terms and rules of each insurance contract. The Portfolio has added disclosure to inform shareholders that restrictions on transfer pursuant to their contract may apply and to encourage Shareholders to contact their insurance company or consult the contract prospectus for additional information

Comment 5(b)	Under “Description of the Liquidation Plan and Related Transactions,” provide additional disclosure regarding contract owners’ options before and after the liquidation of the Portfolio.

Response 5(b)	The Portfolio has added the requested disclosure in a new subsection entitled “Consequences to Shareholders” following “Description of the Liquidation Plan and Related Transactions.”

Comment 6(a)	Under the section “Federal Income Tax Consequences,” Reconcile the first sentence of the second paragraph with disclosure on page 1 of the proxy statement that states that the portfolio generally offers its shares only to Insurance Companies for Accounts.

Response 6(a)	The Portfolio has revised disclosure to resolve any such inconsistency.

Comment 6(b)	Confirm the accuracy of the first sentence of the second paragraph under “Federal Income Tax Consequences.” Include corresponding disclosure in the “Summary” section.

Response 6(b)	The Portfolio confirms the accuracy of the first sentence of the second paragraph under “Federal Income Tax Consequences,” as such sentence has been revised in the Definitive Proxy Statement. The Portfolio has included the requested disclosure in the “Summary” section.

Comment 7	Under “Voting and Meeting Requirements,” confirm the accuracy of the first sentence of the seventh paragraph.

Response 7	The Portfolio confirms the accuracy of the above referenced statement.

Comment 8	Under “Shareholder Approval,” confirm that the vote required to liquidate the Portfolio complies with applicable state law requirements.

Response 8	The Portfolio is a series of the Trust, which is organized as a Delaware statutory trust. Delaware statutory trust law does not establish a shareholder voting requirement for the dissolution of a series of a Trust, but states that the Trust’s “governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement [the Delaware Statutory Trust Act].” The Trust’s Agreement and Declaration of Trust provides that “[t]he liquidation of the Trust (or any particular Series) may be authorized by vote of a Majority of the Trustees, subject to the affirmative vote of “a majority of the outstanding voting securities” of that Series, as the quoted phrase is defined in the 1940 Act...”

Comment 9	Provide disclosure regarding the administrator of the Portfolio as required pursuant to Item 22(a)(3)(i) of Schedule 14A, if applicable. Or, if an entity already identified in the Proxy Statement also serves as administrator, include a statement to that effect.

Response 9	The Portfolio does not have an administrator. Therefore, the disclosure required by Item 22(a)(3)(i) of Schedule 14A is not applicable.

Comment 10	Provide the disclosure required by Item 23 of Schedule 14A, if applicable.

Response 10	One proxy statement is not being delivered to two or more security holders who share an address in accordance with 14a-3(e)(1) under the Exchange

Act. Therefore, the disclosure required by Item 23 of Schedule 14A is not applicable.
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     The adequacy and accuracy of disclosure in the filing is the responsibility of the Trust. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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